FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2013

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 2 January 2014

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION

99                                Notice to London Stock Exchange dated 2 January 2014

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1: Stock Exchange announcement dated 11 December 2013 entitled 'Director/PDMR Shareholding'

Exhibit 2: Stock Exchange announcement dated 12 December 2013 entitled 'Director/PDMR Shareholding'

Exhibit 3: Stock Exchange announcement dated 24 December 2013 entitled 'Director/PDMR Shareholding'

Exhibit 1:

Unilever PLC was notified on 10 December 2013 of the following transaction which took place on 9 December 2013:

Mr P L Sigismondi (PDMR) - purchase of 5 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2464p per share under the Unilever PLC Share Incentive Plan.

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

11 December 2013

This information is provided by RNS
The company news service from the London Stock Exchange
END

Exhibit 2:

Unilever PLC was notified on 12 December 2013 that on 11 December 2013 either dividend equivalents or dividends earned were reinvested as additional shares under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever Management Co Investment Plan (MCIP), the Senior Executive Retirement Arrangement (SERA), the Unilever North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before-Tax Share Bonus Program. These additional shares were based on the London Stock Exchange closing price of £24.24 or the New York Stock Exchange closing price of $39.86 (as appropriate) on 11 December 2013. Unilever Global Share Incentive Plan 2007 (GSIP) Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 451 Ordinary 3 1/9 pence shares

Professor G Berger (PDMR) - 392 Ordinary 3 1/9 pence shares

Mr D Blanchard (PDMR) - 247 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 341 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 972 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 259 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 371 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 483 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 101Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 1,400 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 292 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 441 Ordinary 3 1/9 pence shares

Ms R Sotamaa (PDMR) - 63 Ordinary 3 1-9 pence shares

Mr K C F Weed (PDMR) - 340 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 398 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividend equivalents earned on MCIP Match Shares were reinvested as additional MCIP Match Shares, which will be subject to the same performance conditions as the underlying MCIP Match Shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:
Mr D A Baillie (PDMR) - 199 Ordinary 3 1/9 pence shares

Professor G Berger (PDMR) - 131 Ordinary 3 1/9 pence shares

Mr D Blanchard (PDMR) - 114 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 159 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 96 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 76 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 190 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 271 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 444 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 131 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 184 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 193 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 205 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividends earned on MCIP Investment Shares were as follows:

Mr D Blanchard (PDMR) - 96 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 133 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 160 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 477 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 110 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 155 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 162 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 172 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Compensation Plan

Dividend equivalents earned on North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before Tax Share Bonus
target shares were reinvested as additional North America 2002 Omnibus Equity Compensation Plan shares. The dividend equivalents reinvested were as follows:

Global Share Incentive Program

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 416 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA. Management Co-Investment Program Dividend equivalents earned on MCIP conditional target shares were reinvested as additional MCIP conditional shares, which will be subject to the same performance conditions as the underlying MCIP target shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 139 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA

Unilever Before-Tax Share Bonus Program

Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after the year of retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 44 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
The above transaction was carried out in the USA.

Reinvestment of dividend on beneficially owned shares

Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr D Blanchard (PDMR) - 50 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 110 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 508 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 117 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 2,099 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 221 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 177 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 314 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 595 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Senior Executive Retirement Arrangement (SERA)

Dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA) and reinvested as follows:

Mr K Havelock (PDMR) - 280 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 475 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever PLC announces that on 11 December 2013 it granted to Ms R Sotamaa (PDMR) in pursuance of her employment agreement 6,109 phantom shares of 3 1/9p each in Unilever PLC (by reference to a share price of £24.24, this being the price at the close of market on 11 December 2013). No consideration is payable for the grant of such phantom shares.

These phantom shares will vest on 29 July 2016 having been based on (i) the performance of the company, measured by means of the outcome of parameters usually set for senior Unilever executives for underlying sales growth, core operating margin improvement, cumulative operating cash flow and relative total shareholder return for years 2013, 2014 and 2015, (ii) dividend equivalents accrued on the phantom shares during the performance period and (iii) the PLC share price on vesting.

Upon vesting Ms Sotamaa will have the choice to acquire the underlying PLC shares or to receive the cash equivalent.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

12 December 2013
This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 3:

Unilever PLC was notified on 24 December 2013 of the following transactions which took place on 23 December 2013:

Ms L Cha (Director) - purchase of 200 Unilever PLC Ordinary 3 1/9 pence shares at a price of £24.36 per share.

Mr K Weed (PDMR) transferred 29,500 Unilever PLC Ordinary 3 1/9 pence shares at nil consideration to Mrs K Weed (a connected person to Mr K Weed).

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

24 December 2013

This information is provided by RNS
The company news service from the London Stock Exchange
END
Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, NYSE Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2012 and Annual Report and Accounts 2012. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This information is provided by RNS
The company news service from the London Stock Exchange

END